SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 2, 2014

Press Release dated July 9, 2014

Press Release dated July 16, 2014

Press Release dated July 23, 2014

Press Release dated July 30, 2014

Press Release dated July 31, 2014

Press Release dated July 31, 2014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: July 31, 2014

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), July 2, 2014 - During the period from June 23 to June 27, 2014, Eni acquired No. 441,750 shares for a total consideration of euro 8,819,330.25, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
23/06/2014	87,500	20.0433	1,753,786.53
24/06/2014	88,200	19.9911	1,763,213.70
25/06/2014	89,150	19.9024	1,774,296.40
26/06/2014	88,600	19.9239	1,765,260.19
27/06/2014	88,300	19.9635	1,762,773.43
Total	441,750	19.9645	8,819,330.25

Following the purchases announced today, considering the treasury shares already held, on June 27, 2014 Eni holds No. 22,830,037 shares equal to 0.63% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), July 9, 2014 - During the period from June 30 to July 4, 2014, Eni acquired No. 407,800 shares for a total consideration of euro 8,219,091.12, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
30/06/2014	88,600	19.9098	1,764,004.18
01/07/2014	83,000	20.0202	1,661,677.45
02/07/2014	82,500	20.1490	1,662,296.51
03/07/2014	76,700	20.3594	1,561,563.84
04/07/2014	77,000	20.3838	1,569,549.14
Total	407,800	20.1547	8,219,091.12

Following the purchases announced today, considering the treasury shares already held, on July 4, 2014 Eni holds No. 23,237,837 shares equal to 0.64% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), July 16, 2014 - During the period from July 7 to July 11, 2014, Eni acquired No. 452,250 shares for a total consideration of euro 8,925,613.91, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
07/07/2014	82,000	20.2088	1,657,123.33
08/07/2014	89,000	19.8678	1,768,238.01
09/07/2014	89,500	19.7821	1,770,499.31
10/07/2014	96,500	19.4450	1,876,442.26
11/07/2014	95,250	19.4573	1,853,311.00
Total	452,250	19.7360	8,925,613.91

Following the purchases announced today, considering the treasury shares already held, on July 11, 2014 Eni holds No. 23,690,087 shares equal to 0.65% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), July 23, 2014 - During the period from July 14 to July 18, 2014, Eni acquired No. 462,450 shares for a total consideration of euro 9,055,138.41, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
14/07/2014	92,400	19.5655	1,807,848.54
15/07/2014	94,750	19.4757	1,845,320.75
16/07/2014	90,600	19.6806	1,783,058.48
17/07/2014	90,300	19.7155	1,780,313.31
18/07/2014	94,400	19.4767	1,838,597.33
Total	462,450	19.5808	9,055,138.41

Following the purchases announced today, considering the treasury shares already held, on July 18, 2014 Eni holds No. 24,152,537 shares equal to 0.66% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), July 30, 2014 - During the period from July 21 to July 25, 2014, Eni acquired No. 451,100 shares for a total consideration of euro 8,876,389.69, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
21/07/2014	96,700	19.3708	1,873,157.75
22/07/2014	92,800	19.5524	1,814,459.15
23/07/2014	87,600	19.8026	1,734,707.56
24/07/2014	84,500	19.9105	1,682,438.48
25/07/2014	89,500	19.7947	1,771,626.75
Total	451,100	19.6772	8,876,389.69

Following the purchases announced today, considering the treasury shares already held, on July 25, 2014 Eni holds No. 24,603,637 shares equal to 0.68% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: second quarter
and first half of 2014 results

San Donato Milanese, July 31, 2014 - Eni, the international oil and gas company, today announces its group results for the second quarter and first half of 2014 (unaudited).

Financial highlights1

•	Adjusted operating profit: euro 2.73 billion for the quarter (up 39.3%); euro 6.22 billion for the first half (up 9%);
•	Adjusted net profit: euro 0.87 billion for the quarter (up 50.7%); euro 2.06 billion for the first half (up 4.8%);
•	Net profit: euro 0.66 billion for the quarter (up 139%); euro 1.96 billion for the first half (up 7.9%);
•	Operating cash flow[2] of the quarter at euro 3.59 billion marks the highest performance since the 2Q 2012; the cash flow of the first half was euro 5.74 billion;
•	Leverage at 0.24 compared to 0.25 at December 31, 2013; and
•	Dividend proposal of euro 0.56 per share.

Operational highlights

•	Oil and gas production: 1.58 mmboe/d, substantially unchanged from the second quarter of 2013 on a homogeneous basis[3] and net of geopolitical factors;
•	Renegotiations of long-term gas contracts: about 60% of contracted volumes aligned to market conditions and downsized take-or-pay exposure;
•	New terms agreed for the development of the super-giant Perla gas discovery resources in Venezuela;
•	Agreements signed to acquire new exploration licenses in Vietnam, South Africa, China, Algeria and Kazakhstan;
•	Resource base increased by 420 million boe in the first half, mainly in Congo, Egypt and Nigeria;
•	In July, achieved a new important discovery offshore Gabon with a potential in place of 500 million boe;
•	Buyback program: 11.53 million shares repurchased for a total cost of euro 0.2 billion as of June 30, 2014.

Claudio Descalzi, Chief Executive Officer, commented:

"In 2014 the overall market environment has deteriorated compared to last year, in particular in the European refining sector where margins have collapsed owing to excess capacity, causing us to accelerate the restructuring of our plants. Despite this negative backdrop, Eni reported a significant increase in cash flow thanks to the renegotiation of long-term gas supply contracts, which will bring Gas & Power breakeven forwards to 2014. In upstream, exploration continues to deliver outstanding successes and, in the context of the complex geopolitical environment, our oil and gas production remains stable. We have launched a new, slimmed-down organization to maximize synergies and speed of operation. In light of these actions, on September 17, I will propose to the Board of Directors an interim dividend per share of euro 0.56."

At the same time as reviewing this press release, the Board has approved the interim consolidated report as of June 30, 2014, which has been prepared in accordance to Italian listing standards as per Article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza). The document was immediately submitted to the Company’s external auditor. Publication of the interim consolidated report is scheduled within the first half of August 2014 alongside completion of the auditor’s review.

__________________________

(1) Changes are determined by comparing year on year results.
(2) Net cash provided by operating activities.
(3) Excluding the effect of Artic Russia divestment.

Financial highlights

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

				SUMMARY GROUP RESULTS (a)
1,959	3,491	2,728	39.3	Adjusted operating profit (b)	5,705	6,219	9.0
576	1,187	868	50.7	Adjusted net profit	1,961	2,055	4.8
0.16	0.33	0.24	50.0	- per share (euro) (c)	0.54	0.57	5.6
0.42	0.90	0.66	57.1	- per ADR ($) (c) (d)	1.42	1.56	9.9

275	1,303	658	139.3	Net profit	1,818	1,961	7.9
0.07	0.36	0.18	..	- per share (euro) (c)	0.50	0.54	8.0
0.18	0.99	0.49	..	- per ADR ($) (c) (d)	1.31	1.48	13.0

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the second quarter of 2014, adjusted operating profit amounted to euro 2.73 billion, up 39.3% compared to the second quarter of 2013. The y-o-y comparability was affected by the extraordinary losses of euro 680 million incurred by Saipem in the second quarter 2013, net of which the quarterly increase was just 3.4%.
The 2014 second quarter saw a substantial improvement in the performance reported by the Gas & Power segment, which recorded an operating profit of euro 70 million, compared to a euro 424 million operating loss in the second quarter of 2013. This increase was due to the benefits of the renegotiations of a substantial portion of the long-term gas supply portfolio, while the trading environment was challenging due to a continued decline in selling prices in the Italian market, weak demand and ongoing competitive pressure.
The Engineering & Construction segment with its subsidiary Saipem reported an operating profit of euro 165 million, rebounding the extraordinary operating loss of euro 680 million of the second quarter of 2013.
These positives were partially offset by lower results achieved by the Exploration & Production segment (down euro 428 million, or 12.6%) driven by lower production volumes that were largely impacted by geopolitical issues in Libya, higher depreciation charges following the start-ups and ramp-ups of new fields in the second half of 2013 and a weak gas pricing and exchange rate environment. The Refining & Marketing segment recorded wider operating losses (down euro 43 million, or 24.4%) due to the deeper weakness in refining margins and sluggish fuels demand.
In the first half of 2014 adjusted operating profit of euro 6.22 billion increased by 9% (down 2.6% when excluding Saipem losses) due to the same drivers described above and the benefits of gas contract renegotiations that also related to gas volumes supplied in previous years.

Adjusted net profit
Adjusted net profit of the second quarter of 2014 amounted to euro 0.87 billion, up 50.7% from the second quarter of 2013 (or up 1.4% when excluding the extraordinary losses reported by Saipem in the quarter of 2013). This increase was driven by a better operating performance and a big reduction in the adjusted tax rate which was down by approximately 24 percentage points. This was due to the fact that in the second quarter of 2013 the Company could not accrue any tax benefits on Saipem’s losses and a lower share of taxable profit was reported by the Exploration & Production segment. These were partly offset by a rise in the Exploration & Production tax rate due to a higher share of taxable profit reported in Countries with higher taxation.
In the first half of 2014, adjusted net profit of euro 2.06 billion increased by 4.8% (when excluding the extraordinary losses made by Saipem in the first half of 2013 results, adjusted net profit was down 8%).

Capital expenditure
Capital expenditure for the second quarter of 2014 amounted to euro 2.98 billion (euro 5.52 billion for the first half of 2014), mainly due to the development of oil and gas reserves and exploration projects. In the first half of 2014 the Group also incurred expenditures of euro 0.19 billion in finance acquisitions, joint venture projects and equity investees.

Balance sheet and cash flow
As of June 30, 2014, net borrowings4 amounted to euro 14.60 billion, down euro 0.36 billion from December 31, 2013. This decline reflected net cash provided by operating activities of euro 5.74 billion, which was impacted by lower trade receivables due beyond the end of the quarter transferred to factoring institutions as compared with the end of 2013 (down euro 0.68 billion), and the proceeds (euro 3 billion) relating to the divestment of Eni’s interest in Artic Russia and of its remaining stake in Galp. These inflows were partially offset by cash outflows relating to the payment of dividends (euro 2 billion), capital expenditure over the period (euro 5.52 billion) and the repurchase of Eni’s shares (euro 0.2 billion).
Compared to March 31, 2014, net borrowings increased by euro 0.8 billion due to the payment of the 2013 balance dividend to Eni’s shareholders and capital expenditure over the period. These cash outlays were partly offset by net cash provided by operating activities (euro 3.59 billion) and asset disposals (euro 0.84 billion).
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage5 – decreased to 0.24 at June 30, 2014 from 0.25 at December 31, 2013.

Interim dividend 2014
In light of the financial results achieved for the first half of 2014 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 17, 2014, will amount to euro 0.56 per share6 (euro 0.55 per share in 2013). The interim dividend is payable on September 25, 2014, with September 22, 2014 being the ex dividend date.

Operational highlights

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

				KEY STATISTICS
1,648	1,583	1,584	(3.9)	Production of oil and natural gas	(kboe/d)	1,624	1,583	(2.5)
845	822	813	(3.8)	- Liquids	(kbbl/d)	832	817	(1.8)
4,410	4,182	4,234	(4.0)	- Natural gas	(mmcf/d)	4,350	4,208	(3.3)
19.09	26.76	19.09		Worldwide gas sales	(bcm)	49.26	45.85	(6.9)
8.69	8.25	7.75	(10.8)	Electricity sales	(TWh)	17.85	16.00	(10.4)
2.49	2.16	2.38	(4.4)	Retail sales of refined products in Europe	(mmtonnes)	4.82	4.54	(5.8)

Exploration & Production
In the second quarter of 2014, Eni’s liquids and gas production was 1.584 million boe/d. On a homogeneous basis, excluding the effects of the divestment of Eni’s interest in certain gas assets in Siberia (30 kboe/d) and price effects in the Company’s PSAs, as well as the negative impact of geopolitical factors, production was broadly in line (down 0.6%) compared to the second quarter of 2013. Production ramp-ups mainly in the United Kingdom and Algeria were offset by mature fields declines. In the first half of 2014, production averaged 1.583 million boe/d and was broadly in line with the previous year reporting period due to the same driver described above.

Gas & Power
Against the backdrop of an oversupplied market, sales of natural gas in the second quarter of 2014 were 19.09 bcm, in line with the second quarter of 2013. The improved performance recorded in Italy (up 11.8%, to 7.27 bcm) reflected higher sales in spot markets. Sales in European markets increased by 2.4% to 9.01 bcm, mainly in Benelux and the Iberian Peninsula. Sales to importers in Italy (down 49.2%, to 0.64 bcm) declined due to lower availability of Libyan supplies. In the first half of 2014, Eni’s natural gas sales amounted to 45.85 bcm, reporting a decrease of 6.9% compared to the first half of 2013. The decline was explained by unusual winter weather conditions and a continuing tough environment for electricity sales partly reflecting higher hydroelectric production.

Refining & Marketing
In the second quarter of 2014, European refining margins in the Mediterranean area remained at depressed levels driven by structural headwinds in the industry: overcapacity, lower fuel demand and increasing competitive pressure from import streams of refined products from Russia, the Middle East and the USA. Against this backdrop, the Eni standard refining margin

_______________

(4) Information on net borrowings composition is furnished on page 31.
(5) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 31 for leverage.
(6) Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receivers' taxable income.

that gauges the profitability of Eni’s refineries against the typical raw material slate and yields, reported a 30% decrease compared to the second quarter of 2013 (down 45% for the half year).
Retail sales in Italy were 1.60 mmtonnes, down 6.4% due to reduced consumption in Italy and increasing competitive pressure (3.05 mmtonnes, down 9.2% in the first half of the year). In the second quarter of 2014, Eni’s retail market share decreased by 1.5 percentage points to 26.4%, from 27.9% in the corresponding period of 2013. Retail sales in the European market were broadly unchanged from the second quarter of 2013.

Currency
Results for the second quarter and the first half of 2014 were negatively impacted by the appreciation of the euro vs. the US dollar (up 5% and 4.3% in the second quarter and the first half of 2014, respectively).

Business developments

Vietnam
In June 2014, Eni signed a Production Sharing Contract with PetroVietnam for the exploration of the offshore Block 122, which covers an area of 6,900 square kilometers in the Phu Khanh Basin. The exploration period will last seven years.

Algeria
In June 2014, Eni was granted three prospecting permits by the Algerian state company Sonatrach, located in the areas of El Guefoul, Tinerkouk and Terfas in the Southern Algerian onshore, covering a total area of 46,837 square kilometers. The exploration period will last two years.

China
In June 2014, Eni signed a Production Sharing Contract with the Chinese national company CNOOC for the exploration of the offshore block 50/34, located in the conventional waters of the South China Sea. The exploration period will last 6.5 years.

Kazakhstan
In June 2014, Eni signed a strategic agreement with the Kazakh national company KazMunayGas (KMG) for the exploitation of exploration and production rights in the Isatay area, located in the North Caspian Sea, through a joint operating company (Eni and KMG interests will be 50% each). The agreement also involves the development of a shipyard project in Kuryk.

South Africa
In June 2014, Eni signed an agreement with the South African company Sasol for the acquisition of a 40% interest and the operatorship in the offshore license ER236, covering a total area of 82,000 square kilometers in the Durban and Zululand basins, located along the East coast of the Country. The agreement is subject to the relevant Authorities’ approval.

Venezuela
In June 2014, Eni signed a Memorandum of Understanding with the Venezuelan national company PDVSA for the commercial development of the condensates reserves associated with the super-giant gas discovery Perla field. The agreement provides for the establishment of a company jointly run by PDVSA with a 60% interest (Eni and Repsol will have interests of 20% each). Eni and Repsol will fund the share of development costs of PDVSA by contributing up to $500 million each. Development of gas resources progressed.

Alaska
In June 2014, Eni achieved the production target of 25 kboe/d at the Nikaitchuq oil field. This important target was achieved by applying Eni’s skills and proprietary technologies in an area with extreme climate and environmental constraints, which helped to build one of the most advanced production facilities in the North Slope, with maximum environmental compatibility and high level of operational efficiency.

Mozambique
In May 2014, Eni successfully completed the appraisal of the Agulha discovery, located in Area 4, offshore Mozambique, with the Agulha 2 field which was drilled at a water depth of 2,603 meters and reached a total depth of 5,645 meters.

Norway
In May 2014, a new oil and gas Drivis discovery was made at the PL532 license, in the Barents Sea. The discovery potential is estimated in the range of 125 million and 140 million barrels, and will be put into production with the development of the Johan Castberg Hub.

Exploration successes
In the first half of 2014, in addition to the above mentioned discoveries, the exploration activities concerned:
(i) Congo, in the Marine XII (Eni operator with a 65% interest) offshore block with the Nené Marine 3 appraisal well, confirming the oil and gas mineral potential of the area;
(ii) Egypt, with the ARM-14 oil discovery in the Abu Rudeis concession (Eni’s interest 100%) in the Gulf of Suez, which was linked to existing nearby production facilities;
(iii) Nigeria, with the Abo 12 oil well in the OML 125 block (Eni operator with an 85% interest). The discovery will be linked to existing facilities this year.

Gabon
In July 2014, Eni achieved an important gas and condensates discovery in the Nyonie Deep exploration prospect, offshore Gabon, with initial potential in place estimated at 500 million boe. The discovery is the outcome of Eni’s exploration campaign which the Company is carrying out in the promising pre-salt basin of West Africa. Within this basin, the new discovery is the third field to be discovered recently in shallow waters, after Nené Marine and Litchendjili Marine in Congo. The total estimated potential of these discoveries is approximately 3 billion boe.

Divestment of Eni’s downstream assets in the Czech Republic, Slovakia and Romania
In May 2014, Eni signed a preliminary agreement for the divestment of Eni’s marketing activities of fuels located in Czech Republic, Slovakia and Romania to the Hungarian Company MOL. The agreement also comprises the refinery capacity to supply the marketing network through a 32.445% interest in the joint refining asset Ceská Rafinérská as (CRC). The latter will be ultimately purchased by another partner in the venture, Unipetrol, which has exercised the relevant preemption rights according to the conditions agreed by Eni and MOL. All these agreements are subject to the approval of the relevant European antitrust Authorities. Eni plans to continue the marketing of lubricants in the wholesale segment in Czech Republic, Slovakia and Romania.

Divestment of Galp
In the first half of 2014, Eni completed the divestment of Galp through the sale of approximately 8% of the share capital of the investee for a cash consideration of euro 824 million. Following the sale, Eni holds approximately 8% of Galp’s share capital, entirely underlying the approximately euro 1,028 million exchangeable bond issued on November 30, 2012 and due on November 30, 2015.

Germany
In July 2014, as part of the strategy intended to rationalize the Company’s gas operations and exit the regulated gas transport business, Eni signed a preliminary agreement to divest its stake in EnBW Eni Verwaltungsgesellschaft (EEV), a joint venture which controls the companies Gasversorgung Süddeutschland (GVS) and Terranets BW, to its current partner EnBW (Energie Baden-Württemberg). In 2013 Eni’s share of the sales volumes made by the joint venture amounted to 2.62 bcm.
The transaction is subject to the approval of the relevant European antitrust Authorities.

Versalis - Green Chemical Project
In June 2014, the green chemical project of Matrìca, a 50/50 joint venture between Eni’s subsidiary Versalis and Novamont, started operations thus marking the full conversion of the Porto Torres site from a loss-making basic petrochemical complex. Matrica’s first commercial plant is currently leveraging innovative technology to transform vegetable oils into monomers and intermediates that are feedstock for the production of complex bio-products destined to a number of industries such as the tyre industry, bio-lubricants and plastic production. In the coming months another two plants will come online, reaching a total capacity of approximately 70 ktonnes per year.

Venice bio-refinery start-up
In June 2014, the bio-refinery of Porto Marghera (Venice) started up with an overall capacity of green diesel of 300 ktonnes/year, which will supply half of Eni’s Green Diesel. This project will give to the Venice Refinery a new industrial perspective, with expected economic and environmental benefits.

Outlook
The 2014 outlook is linked in part to a moderate strengthening of the global economic recovery. A number of uncertainties remain surrounding this outlook due to weak growth prospects in the Euro-zone and risks from emerging economies. Crude oil prices are forecast on a solid trend driven by geopolitical factors and the resulting technical issues in a number of important producing Countries but also impacted by the backdrop of well-supplied global markets. Management expects that the trading environment will remain challenging for the Company’s businesses. We expect continuing weak conditions in the European industries of gas distribution, refining and fuels and chemical products marketing where we do not anticipate any meaningful improvement in demand, while competition, excess supplies and overcapacity will continue to weigh on the sales margins of energy commodities. In light of this, management reaffirms its commitment to restoring profitability and preserving cash generation at the Company’s mid and downstream businesses by leveraging cost cuts and continuing renegotiation of long-term gas supply contracts, capacity restructuring and reconversion along with product and marketing innovation.

Management expects the following production and sales trends for Eni’s businesses:
-	Production of liquids and natural gas: production is expected to remain substantially in line with 2013, excluding the impact of the divestment of Eni’s interest in the Artic Russia gas assets;
-	Gas sales: natural gas sales are expected to be slightly lower than 2013, excluding the impact of the expected divestment of Eni’s interest in a commercial joint venture in Germany. Management is planning to strengthen marketing efforts and innovation to withstand competitive pressures in both in the large customers segment and in the retail segment. This is set against the backdrop of the ongoing downturn in demand and oversupplies, particularly in Italy;
-	Refining throughputs on Eni’s account: volumes are expected to be lower than those processed in 2013 due to capacity reductions and plants’ optimization process designed to mitigate the impact of a negative trading environment. This has only partially been offset by higher output at the new EST technology conversion plant at the Sannazzaro Refinery;
-	Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be lower than in 2013 due to an ongoing demand downturn in Italy, increasing competitive pressure and the expected impact of network reorganization in Italy and in Europe;
-	Engineering & Construction: 2014 will be a transitional year with profitability expected to recover, although the extent of this recovery will be determined by the effective execution of operational and commercial activities on low-margin contracts still present in the current portfolio and by how quickly bids currently under consideration are awarded.

In 2014, management expects to make further spending optimizations that will results in lower capital expenditure from 2013 (euro 12.80 billion in capital expenditure and euro 0.32 billion in financial investments in 2013). Assuming a Brent price of $108 a barrel and an average euro/dollar exchange rate of 1.35 for the full year 2014 (1.31 euro/dollar exchange rate expected at December 31, 2014), the ratio of net borrowings to total equity at year end – leverage – is projected to be almost in line with the level achieved at the end of 2013, due to cash flows from operations and portfolio transactions.

This press release has been prepared on a voluntary basis in accordance with the best practices in the marketplace. It provides data and information on the Company’s business and financial performance for the second quarter and the first half of 2014 (unaudited). Results of operations for the first half of 2014 and material business trends have been extracted from the interim consolidated report 2014 which has been prepared in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF) and approved by the Company’s Board of Directors today. The interim report has been transmitted to the Company’s external auditor as provided by applicable regulations. Publication of the interim report is scheduled in the first half of August, alongside the Company’s external auditor report upon completion of relevant audits.
Results and cash flow are presented for the second and first quarter and the first half of 2014, and for the second quarter and the first half of 2013. Information on liquidity and capital resources relates to end of the period as of June 30, 2014, March 31, 2014, and December 31, 2013. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002, which differ from those used in preparing Eni annual report for the year 2013 as explained below.

With effect from January 1, 2014, Eni adopted, among others, the new accounting standards IFRS 10 "Consolidated Financial Statements", and IFRS 11 "Joint Arrangements" which were issued by the IASB in May 2011 and were adopted by the European Commission in December 2012 with Regulation No. 1254. Therefore the comparative data presented in this press release has been restated as a result of the adoption of the above mentioned new accounting standards which were illustrated in the explanatory notes to the consolidated financial statements for the year 2013 filed with the Italian securities and exchange Authorities on April 10, 2014. For a full disclosure about the impacts of the adoption of the new international accounting standards see the press release on Eni’s first quarter results of 2014, published on April 29, 2014.

The following table sets out the main results of the comparative reporting periods presented in this press release including the full year results, which were restated following adoption of the new accounting standards.

(euro million)

Second quarter 2013	First half 2013	Full year 2013

PROFIT AND LOSS ACCOUNT	As reported	As restated	As reported	As restated	As reported	As restated

Operating profit	1,459	1,471	5,293	5,338	8,856	8,888
- of which:
G&P	(454)	(442)	(559)	(531)	(2,992)	(2,967)
R&M	(509)	(511)	(557)	(541)	(1,517)	(1,492)
Net income from investments	526	511	674	632	6,115	6,085
Net profit attributable to Eni’s shareholders	275	275	1,818	1,818	5,160	5,160
BALANCE SHEET
Property, plant and equipment	64,441	65,780	64,441	65,780	62,506	63,763
Equity-accounted investments	4,518	3,643	4,518	3,643	3,934	3,153
Total assets	137,585	137,887	137,585	137,887	138,088	138,341
CASH FLOW STATEMENT
Net cash provided by operating activities	1,954	2,001	4,752	4,815	10,969	11,026
Net cash provided by investing activities	(408)	(431)	(2,652)	(2,681)	(10,943)	(10,981)
Net cash flow for the period	(2,246)	(2,187)	85	138	(2,477)	(2,505)

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, dividends, buyback program, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth and the progress of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter cannot be extrapolated on an annual basis.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com
Web site: www.eni.com

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and first half 2014 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report
Summary results for the second quarter and first half 2014
(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

28,121	29,203	27,353	(2.7)	Net sales from operations	59,287	56,556	(4.6)
1,471	3,646	2,255	53.3	Operating profit	5,338	5,901	10.5
326	7	8		Exclusion of inventory holding (gains) losses	336	15
162	(162)	465		Exclusion of special items	31	303

1,959	3,491	2,728	39.3	Adjusted operating profit	5,705	6,219	9.0

				Breakdown by segment:
3,409	3,450	2,981	(12.6)	Exploration & Production	7,407	6,431	(13.2)
(424)	241	70	..	Gas & Power	(635)	311	..
(176)	(223)	(219)	(24.4)	Refining & Marketing	(310)	(442)	(42.6)
(82)	(89)	(93)	(13.4)	Versalis	(145)	(182)	(25.5)
(678)	128	165	..	Engineering & Construction	(474)	293	..
(52)	(45)	(43)	17.3	Other activities	(107)	(88)	17.8
(76)	(81)	(58)	23.7	Corporate and financial companies	(158)	(139)	12.0
38	110	(75)		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	127	35
(273)	(235)	(300)		Net finance (expense) income (b)	(491)	(535)
316	196	285		Net income from investments (b)	430	481
(1,821)	(2,231)	(1,826)		Income taxes (b)	(4,066)	(4,057)
91.0	64.6	67.3		Tax rate (%)	72.0	65.8

181	1,221	887	..	Adjusted net profit	1,578	2,108	33.6

275	1,303	658	139.3	Net profit attributable to Eni’s shareholders	1,818	1,961	7.9
203	6	5		Exclusion of inventory holding (gains) losses	210	11
98	(122)	205		Exclusion of special items	(67)	83

576	1,187	868	50.7	Adjusted net profit attributable to Eni’s shareholders	1,961	2,055	4.8

				Net profit attributable to Eni’s shareholders
0.07	0.36	0.18	..	per share (euro)	0.50	0.54	8.0
0.18	0.99	0.49	..	per ADR ($)	1.31	1.48	13.0
				Adjusted net profit attributable to Eni’s shareholders
0.16	0.33	0.24	50.0	per share (euro)	0.54	0.57	5.6
0.42	0.90	0.66	57.1	per ADR ($)	1.42	1.56	9.9
3,622.8	3,617.9	3,612.2		Weighted average number of outstanding shares (c)	3,622.8	3,615.0
2,001	2,151	3,589	79.4	Net cash provided by operating activities	4,815	5,740	19.2

2,825	2,545	2,979	5.5	Capital expenditure	5,947	5,524	(7.1)

(a) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

102.44	108.20	109.63	7.0	Average price of Brent dated crude oil (a)	107.50	108.93	1.3
1.306	1.370	1.371	5.0	Average EUR/USD exchange rate (b)	1.313	1.370	4.3
78.44	78.98	79.96	1.9	Average price in euro of Brent dated crude oil	81.87	79.51	(2.9)
3.25	1.17	2.29	(29.5)	Standard Eni Refining Margin (SERM) (c)	3.16	1.73	(45.3)
10.06	9.95	7.55	(25.0)	Price of NBP gas (d)	10.76	8.75	(18.7)
0.2	0.3	0.3	50.0	Euribor - three-month euro rate (%)	0.2	0.3	50.0
0.3	0.2	0.2	(33.3)	Libor - three-month dollar rate (%)	0.3	0.2	(33.3)

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni's refineries against the typical raw material slate and yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Reported
In the second quarter of 2014 Eni reported an operating profit of euro 2,255 million, up 53.3% from the second quarter of the previous year, which more than doubles the net profit attributable to its shareholders to euro 658 million. Y-o-y comparison reflected the extraordinary losses incurred by Eni’s subsidiary Saipem from certain large contracts. The results of the second quarter 2014 benefited from a strong recovery in the Gas & Power performance, mainly due to certain long-term contracts renegotiations. Eni’s other business segments were negatively influenced by continued geopolitical risks and the appreciation of the euro against the dollar, mainly in the Exploration & Production segment, as well as weak refining and petrochemicals fundamentals. These were weighted down by the slow recovery in the Euro-zone, weak energy demand, excess capacity and increasing competitive pressure from product streams imported from Russia, Asia and the USA, as well as higher prices of crude oil. These headwinds were reflected in declining margins on the production and sale of fuels and commodity chemicals.
In the second quarter of 2014, the Group tax rate declined by approximately 30 basis points, due to the fact that in the second quarter of 2013 the Company could not recognize any tax-loss carried forward at the loss-making Engineering & Construction segment and a lower share of taxable profit reported by the Exploration & Production segment, partly offset by a rise in the Exploration & Production tax rate due to a higher share of taxable profit reported in Countries with higher taxation.

In the first half of 2014, net profit attributable to Eni’s shareholders amounted to euro 1,961 million, increasing by euro 143 million, or 7.9%, due to the same drivers described in the quarterly disclosure which were boosted by the fact that the renegotiations of the long-term gas supply contracts included economic effects retroactive to previous years.

Adjusted
In the second quarter of 2014, adjusted operating profit amounted to euro 2,728 million, increasing by 39.3% from the second quarter of 2013 (euro 6,219 million, up 9% for the first half of 2014).

Adjusted net profit attributable to Eni’s shareholders amounting to euro 868 million was up euro 292 million, or 50.7%, compared to the second quarter of the previous year. Adjusted net profit was calculated by excluding an inventory holding loss of euro 5 million and special items made up of extraordinary net losses of euro 205 million, stated net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a loss of euro 15 million in the quarter) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas.
In the first half of 2014, adjusted net profit attributable to Eni’s shareholders was euro 2,055 million, increasing by euro 94 million, or 4.8% from the same period of the previous year. Adjusted net profit was calculated by excluding an euro 11 million inventory holding loss and extraordinary losses of euro 83 million, with a net positive impact of euro 94 million.

Special items of the operating profit (euro 465 million in the quarter; euro 303 million in the first half of 2014) related to:
(i) impairment losses in the Exploration & Production segment (euro 187 million) that mainly related to an oil & gas property whose development activities Eni does not expect to finance in the future; (ii) impairment losses relating to the retail networks of fuels in the Czech Republic and Slovakia which were aligned to the expected sale price, the effect of which was partly offset by a write-up of the Eni’s interest in the refining joint venture that currently supplies the divested networks (euro 51 million); finally, investments made for compliance and stay-in-business purposes were completely written-off as they related to certain Cash Generating Units that were impaired in previous reporting periods and continued to lack any prospect of profitability, mainly in the Refining & Marketing segment (euro 96 million in the first six months) and in Versalis (euro 7 million in the first six months); (iii) the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (a gain of euro 18 million and euro 281 million in the second quarter and the first half of 2014, respectively); (iv) environmental and redundancy incentives provisions (euro 74 million and euro 30 million for the first half, respectively); (v) exchange rate differences and exchange rate derivative instruments reclassified as operating items (loss of euro 15 million and euro 30 million, in the quarter and the first half of the year, respectively).

Non-operating special items of the first half of 2014 refer to net gains on the divestment of the residual interest in Galp (euro 96 million).

Results by segment
Group adjusted net profit for both reporting periods reflected lower adjusted operating performance from the Exploration & Production and Refining & Marketing segments, as well as Versalis. A countertrend was recorded by the Gas & Power segment benefiting from contract renegotiations of certain gas supply contracts and the Eni's subsidiary Saipem due to the circumstance that the second quarter of 2013 was impacted by extraordinary contract losses of euro 680 million.

Exploration & Production
In the second quarter of 2014, the Exploration & Production segment reported a 12.6% decrease in adjusted operating profit to euro 2,981 million (down 13.2% in the first half of 2014) driven by lower production sold that was largely impacted by geopolitical issues in Libya, higher depreciation charges following the start-ups and ramp-ups of new fields in the second half of 2013, as well as the appreciation of the euro vs. dollar (up 5%). These negatives were partly offset by higher hydrocarbons realizations in dollar terms (up 5.2% and 2.2% on average, in the quarter and in the first half, respectively) reflecting the marker Brent trend, which absorbed lower gas prices. Adjusted net profit of euro 1,151 million in the second quarter of 2014 decreased by 20.1% (euro 2,464 million, down 20.8% in the first half of 2014) impacted by lower income from investments and higher adjusted tax rate (up approximately 2 percentage points in the quarter, up 3 percentage points in the first half) due to a higher share of taxable profit reported in Countries with higher taxation.

Gas & Power
In the second quarter of 2014, the Gas & Power segment reported an adjusted operating profit of euro 70 million, which was much better than the previous-quarter operating loss of euro 424 million thanks to the help of the renegotiation of a substantial portion of its long-term gas supply portfolio. This positive trend was partly offset by continuing margin and volume weakness for gas and electricity reflecting poor demand and competitive pressure. Adjusted net profit for the quarter of euro 40 million increased by euro 267 million from the same period in 2013, when the Gas & Power segment reported an adjusted net loss of euro 227 million. In the first half of 2014, the Gas & Power segment reported a better performance (up euro 946 million) with an adjusted operating profit of euro 311 million, compared to an adjusted operating loss of euro 635 million accounted for in the same period of the previous year, due to the same drivers disclosed above and the benefits of the long-term supply contracts renegotiations with economic effects retroactive to previous years. Adjusted net profit amounted to euro 197 million, up euro 565 million from the first half of 2013.

Refining & Marketing
In the second quarter of 2014, the Refining & Marketing segment reported an adjusted operating loss of euro 219 million, which was euro 43 million more than the second quarter of 2013, up 24.4%. This negative trend was driven by a continued deterioration in refining margins on the back of weak demand for refined products, mainly in the Mediterranean area. Adjusted net loss amounted to euro 165 million, increasing by euro 26 million. In the first half of 2014, the Refining & Marketing segment reported an adjusted operating loss of euro 442 million (increasing by euro 132 million, or 42.6%, from the same period of the previous year) due to the same drivers disclosed above. The adjusted net loss of euro 324 million increased by euro 134 million from the first half of 2013.

Engineering & Construction
In the second quarter of 2014, the Engineering & Construction segment reported an adjusted operating profit of euro 165 million (euro 293 million in the first half of 2014). The y-o-y comparison was boosted by the magnitude of the operating loss incurred in the second quarter of 2013 due to extraordinary contract losses. The improvement was euro 843 million and euro 767 million from the second quarter and the first half of 2013, respectively. Adjusted net profit increased by euro 769 million and euro 734 million in the quarter and in the first half, respectively.

Versalis
In the second quarter of 2014, Versalis reported an adjusted operating loss of euro 93 million, with an increase of 13.4% from the second quarter of 2013. This was driven by increased oil-based feedstock costs, continued weakness in commodity demand, which reflected slow economic growth and increasing competition from Asian producers which left product margins at depressed levels. Adjusted net loss of euro 78 million was in line with the same period of the previous year. In the first half of 2014, the adjusted operating loss increased by euro 37 million, or 25.5%. Adjusted net loss increased by 12.5% from the previous year.

Summarized Group Balance Sheet7

(euro million)

Jan. 1, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Change vs. Dec. 31, 2013	Change vs. Mar. 31, 2014

	Fixed assets
64,798	Property, plant and equipment	63,763	64,195	65,913	2,150	1,718
2,541	Inventories - Compulsory stock	2,573	2,555	2,457	(116)	(98)
4,487	Intangible assets	3,876	3,826	3,707	(169)	(119)
8,538	Equity-accounted investments and other investments	6,180	6,302	5,524	(656)	(778)
1,126	Receivables and securities held for operating purposes	1,339	1,383	1,556	217	173
(1,139)	Net payables related to capital expenditure	(1,255)	(1,095)	(1,263)	(8)	(168)

80,351		76,476	77,166	77,894	1,418	728
	Net working capital
8,578	Inventories	7,939	7,448	8,257	318	809
19,958	Trade receivables	21,212	22,739	19,706	(1,506)	(3,033)
(15,052)	Trade payables	(15,584)	(14,904)	(13,540)	2,044	1,364
(3,265)	Tax payables and provisions for net deferred tax liabilities	(3,062)	(4,276)	(3,678)	(616)	598
(13,567)	Provisions	(13,120)	(13,220)	(14,465)	(1,345)	(1,245)
1,735	Other current assets and liabilities	1,274	2,507	2,548	1,274	41

(1,613)		(1,341)	294	(1,172)	169	(1,466)
(1,407)	Provisions for employee post-retirement benefits	(1,279)	(1,274)	(1,302)	(23)	(28)
155	Assets held for sale including related liabilities	2,156	12	442	(1,714)	430

77,486	CAPITAL EMPLOYED, NET	76,012	76,198	75,862	(150)	(336)

59,060	Eni shareholders’ equity	58,210	59,568	58,502	292	(1,066)
3,357	Non-controlling interest	2,839	2,831	2,759	(80)	(72)
62,417	Shareholders’ equity	61,049	62,399	61,261	212	(1,138)
15,069	Net borrowings	14,963	13,799	14,601	(362)	802

77,486	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	76,012	76,198	75,862	(150)	(336)

0.24	Leverage	0.25	0.22	0.24	(0.01)	0.02

Fixed assets amounted to euro 77,894 million, representing an increase of euro 1,418 million from December 31, 2013 which reflected capital expenditure incurred in the period (euro 5,524 million), estimate revisions of decommissioning cost in the Exploration & Production segment reflecting a favorable interest rate environment (up euro 1,064 million), which were partly offset by depreciation, depletion, amortization and impairment charges (euro 5,188 million).

Net working capital (negative, euro 1,172 million) reported an increase of euro 169 million. This reflected the increase in "Other current assets, net" (up euro 1,274 million) relating to higher net receivables vs. joint-venture partners in the Exploration & Production segment, which were partly offset by reduced deferred costs related to pre-paid gas volumes provided by take-or-pay obligations due to volume make-up in the quarter as a result of contract renegotiations; also a higher balance of trade receivables and trade payables (up euro 538 million) was recorded mainly in the Engineering & Construction segment, with its subsidiary Saipem, and finally higher inventories (up euro 318 million) due to higher work in progress in the Engineering & Construction segment. These increases were partly offset by higher risk provisions (up euro 1,345 million) due to the above mentioned revision of decommissioning costs in the Exploration & Production segment and higher tax payables and provisions for deferred taxes.

Net assets held for sale including related liabilities (euro 442 million) related to retail networks in the Czech Republic, Slovakia and Romania and the associated refining capacity and certain non strategic interests in the Gas & Power segment.

Shareholders’ equity including non-controlling interest was euro 61,261 million, representing an increase of euro 212 million from December 31, 2013. This was due to comprehensive income for the period (euro 2,441 million) as a result of net profit (euro 1,918 million), positive foreign currency translation differences (euro 423 million), and positive changes in the cash flow hedge reserve (euro 250 million), net of the reversal of the fair value reserve of the Galp interest due to its disposal. This addition to equity was almost completely offset by dividend payments to Eni’s shareholders and other changes for euro 2,229 million (balance dividend for the full year 2013 to Eni’s shareholders of euro 1,986 million, dividends paid to non-controlling interest, as well as the repurchase of Eni’s share).

____________

(7) The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement8

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014	Change

(120)	1,337	581	Net profit	1,435	1,918	483
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,593	2,112	2,826	- depreciation, depletion and amortization and other non-monetary items	4,703	4,938	235
(117)	(5)	(15)	- net gains on disposal of assets	(168)	(20)	148
1,562	2,390	1,823	- dividends, interest, taxes and other changes	3,934	4,213	279
454	(1,734)	45	Changes in working capital related to operations	(54)	(1,689)	(1,635)
(2,371)	(1,949)	(1,671)	Dividends received, taxes paid, interest (paid) received	(5,035)	(3,620)	1,415

2,001	2,151	3,589	Net cash provided by operating activities	4,815	5,740	925
(2,825)	(2,545)	(2,979)	Capital expenditure	(5,947)	(5,524)	423
(63)	(60)	(133)	Investments and purchase of consolidated subsidiaries and businesses	(176)	(193)	(17)
2,390	2,177	837	Disposals	2,465	3,014	549
47	(161)	70	Other cash flow related to capital expenditure, investments and disposals	23	(91)	(114)

1,550	1,562	1,384	Free cash flow	1,180	2,946	1,766
20	(17)	53	Borrowings (repayment) of debt related to financing activities	954	36	(918)
(1,601)	(56)	404	Changes in short and long-term financial debt	208	348	140
(2,128)	(195)	(2,040)	Dividends paid and changes in non-controlling interest and reserves	(2,191)	(2,235)	(44)
(28)	(1)	(7)	Effect of changes in consolidation and exchange differences	(13)	(8)	5

(2,187)	1,293	(206)	NET CASH FLOW	138	1,087	949

Change in net borrowings

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014	Change

1,550	1,562	1,384	Free cash flow	1,180	2,946	1,766
	(19)		Net borrowings of acquired companies	(6)	(19)	(13)
113	(184)	(146)	Exchange differences on net borrowings and other changes	102	(330)	(432)
(2,128)	(195)	(2,040)	Dividends paid and changes in non-controlling interest and reserves	(2,191)	(2,235)	(44)
(465)	1,164	(802)	CHANGE IN NET BORROWINGS	(915)	362	1,277

Net cash provided by operating activities was euro 5,740 million. Proceeds from disposals amounted to euro 3,014 million and mainly related to the divestment of Eni’s share in Artic Russia (euro 2,160 million) and an 8% interest in Galp Energia (euro 824 million). These cash inflows funded cash outlays relating to capital expenditure totaling euro 5,524 million and dividend payments and other changes amounting to euro 2,235 million referring to the balance dividend paid to Eni’s shareholders for the fiscal year 2013 (euro 1,986 million) and the repurchase of Eni’s share for euro 202 million, repaying down euro 362 million in the Group’s net debt since December 31, 2013. Net cash provided by operating activities was negatively influenced by a lower volume of trade receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the previous reporting period (down euro 675 million). The robust cash flow, mainly delivered in the second quarter of 2014, was recorded by the Exploration & Production and Gas & Power segments.

____________

(8) Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of non-EU Countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of non-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2014, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by Division for the second quarter and first half of 2014 is provided in the following pages.

Exploration & Production

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	(euro million)	First half 2013	First half 2014	% Ch.

				RESULTS
7,833	7,434	7,368	(5.9)	Net sales from operations		15,614	14,802	(5.2)
3,383	3,430	2,791	(17.5)	Operating profit		7,435	6,221	(16.3)
26	20	190		Exclusion of special items:		(28)	210
39		187		- asset impairments		39	187
(14)	(1)	3		- gains on disposal of assets		(65)	2
		(5)		- risk provisions			(5)
9	10	10		- provision for redundancy incentives		10	20
(2)	1	1		- commodity derivatives			2
(2)	10	(3)		- exchange rate differences and derivatives		(9)	7
(4)		(3)		- other		(3)	(3)
3,409	3,450	2,981	(12.6)	Adjusted operating profit		7,407	6,431	(13.2)
(62)	(67)	(67)		Net financial income (expense) (a)		(125)	(134)
263	28	118		Net income (expense) from investments (a)		283	146
(2,169)	(2,098)	(1,881)		Income taxes (a)		(4,455)	(3,979)
60.1	61.5	62.0		Tax rate (%)		58.9	61.8
1,441	1,313	1,151	(20.1)	Adjusted net profit		3,110	2,464	(20.8)

				Results also include:
2,097	1,870	2,391	14.0	- amortization and depreciation		3,850	4,261	10.7
				of which:
501	357	459	(8.4)	exploration expenditure		891	816	(8.4)
400	279	370	(7.5)	- amortization of exploratory drilling expenditures and other		730	649	(11.1)
101	78	89	(11.9)	- amortization of geological and geophysical exploration expenses		161	167	3.7
2,563	2,111	2,577	0.5	Capital expenditure		4,893	4,688	(4.2)
				of which:
478	298	399	(16.5)	- exploratory expenditure (b)		944	697	(26.2)

				Production (c) (d)
845	822	813	(3.8)	Liquids (e)	(kbbl/d)	832	817	(1.8)
4,410	4,182	4,234	(4.0)	Natural gas	(mmcf/d)	4,350	4,208	(3.3)
1,648	1,583	1,584	(3.9)	Total hydrocarbons	(kboe/d)	1,624	1,583	(2.5)

				Average realizations
93.25	99.40	100.63	7.9	Liquids (e)	($/bbl)	97.60	100.04	2.5
7.35	7.47	6.90	(6.2)	Natural gas	($/kcf)	7.27	7.19	(1.1)
68.65	71.49	72.25	5.2	Total hydrocarbons	($/boe)	70.33	71.87	2.2

				Average oil market prices
102.44	108.20	109.63	7.0	Brent dated	($/bbl)	107.50	108.93	1.3
78.44	78.98	79.96	1.9	Brent dated	(euro/bbl)	81.87	79.51	(2.9)
94.12	98.75	103.05	9.5	West Texas Intermediate	($/bbl)	94.21	100.90	7.1
4.01	5.17	4.59	14.5	Gas Henry Hub	($/mmbtu)	3.75	4.88	30.1

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 38.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the second quarter of 2014, the Exploration & Production segment reported an adjusted operating profit of euro 2,981 million, representing a decrease of euro 428 million, or 12.6% from the second quarter of 2013, driven by lower production sold that was largely impacted by geopolitical issues in Libya, higher depreciation charges following the start-ups and ramp-ups of new fields in the second half of 2013, as well as the appreciation of the euro vs. the dollar (up 5%) which impacted the results reported by subsidiaries whose functional currency is the US dollar. These negatives were partly offset by higher hydrocarbon realizations in dollar terms (up 5.2%) reflecting the marker Brent trend, partly absorbed by the effect of lower gas prices.

Special charges recorded in the quarter for euro 190 million (net loss of euro 210 million in the first half of 2014) mainly related to asset impairments (euro 187 million) including an oil&gas property whose development activities Eni does not expect to finance in the future and provisions for redundancy incentives (euro 10 million).

Adjusted net profit amounting to euro 1,151 million decreased by euro 290 million, or 20.1%, from the second quarter of 2013 reflecting a reduced operating performance, lower income from investments and an increased adjusted tax rate (up 2 percentage points in the second quarter and 3 percentage points in the first half of 2014) due to a higher share of taxable profit that was earned by subsidiaries subject to a higher tax rate.

In the first half of 2014, the Exploration & Production segment reported an adjusted operating profit of euro 6,431 million, representing a decrease of euro 976 million, down 13.2% from the same period of 2013, driven by lower production sold due to the aforementioned geopolitical factors in Libya, higher depreciation charges following the start-ups and ramp-ups of new fields by the second half of 2013 and the appreciation of the euro against the dollar, partly offset by higher hydrocarbon realizations in dollar terms (up 2.2% on average).

Adjusted net profit amounted to euro 2,464 million, decreasing by euro 646 million, or 20.8% from the first half of 2013, due to lower operating performance.

Operating review

In the second quarter of 2014, Eni’s liquids and gas production was 1.584 million boe/d. On a homogeneous basis, excluding the effects of the divestment of Eni’s interest in certain gas assets in Siberia (30 kboe/d) and price effects in the Company’s PSAs, as well as the negative impact of geopolitical factors, production was broadly in line (down 0.6%) compared to the second quarter of 2013. Production ramp-ups mainly in the United Kingdom and Algeria were offset by mature fields declines. In the first half of 2014, production averaged 1.583 million boe/d, which was broadly unchanged compared to the previous year due to the same driver described above. The share of oil and natural gas produced outside Italy was 89% in the quarter and in the six months (unchanged when compared with both the reporting periods).

Liquids production (813 kbbl/d) decreased by 32 kbbl/d, or 3.8% from the second quarter of 2013. New fields start-ups and production ramp-ups mainly in the UK, Algeria and the United States, partly offset lower production in Libya and Angola, as well as the effects of the divestment of the Siberian assets (5 kbbl/d).

Natural gas production for the second quarter of 2014 was 4,234 mmcf/d. When excluding the effect of the divestment of the Siberian assets (140 mmcf/d), natural gas production was in line with the level of the same quarter of the previous year.

The contribution of new fields start-ups and ramp-ups mainly in the UK and Algeria was offset by mature fields declines.

In the first half of 2014 liquids production (817 kbbl/d) decreased by 15 kbbl/d, or 1.8%, reflecting lower production volumes in Libya and Angola, as well as the effect of the divestment of the Siberian assets (4 kbbl/d). These negatives were partly offset by new fields start-ups and ramp-ups mainly in the UK, Algeria and the United States.

Natural gas production (4,208 mmcf/d), when excluding the effect of the divestment of the Siberian assets (129 mmcf/d), was in line with the same period of the previous year. Mature fields declines were offset by new fields start-ups and ramp-ups.

Gas & Power

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	(euro million)	First half 2013	First half 2014	% Ch.

				RESULTS
6,550	9,224	5,558	(15.1)	Net sales from operations		17,415	14,782	(15.1)
(442)	613	40	..	Operating profit		(531)	653	..
4	(108)	1		Exclusion of inventory holding (gains) losses		(33)	(107)
14	(264)	29		Exclusion of special items:		(71)	(235)
	1			- asset impairments			1
				- risk provisions		(102)
	1			- provision for redundancy incentives		1	1
133	(265)	(18)		- commodity derivatives		54	(283)
(121)	(1)	12		- exchange rate differences and derivatives		(39)	11
2		35		- other		15	35
(424)	241	70	..	Adjusted operating profit		(635)	311	..
(451)	204	28	..	Marketing		(743)	232	..
27	37	42	55.6	International transport		108	79	(26.9)
9	2	2		Net finance income (expense) (a)		12	4
40	32	3		Net income from investments (a)		57	35
148	(118)	(35)		Income taxes (a)		198	(153)
..	42.9	46.7		Tax rate (%)		..	43.7
(227)	157	40	..	Adjusted net profit		(368)	197	..
57	28	47	(17.5)	Capital expenditure		83	75	(9.6)

				Natural gas sales (b)	(bcm)
6.50	11.18	7.27	11.8	Italy		19.03	18.45	(3.0)
12.59	15.58	11.82	(6.1)	International sales		30.23	27.40	(9.4)
10.06	13.32	9.65	(4.1)	- Rest of Europe		25.20	22.97	(8.8)
1.90	1.59	1.33	(30.0)	- Extra European markets		3.69	2.92	(20.9)
0.63	0.67	0.84	33.3	- E&P sales in Europe and in the Gulf of Mexico		1.34	1.51	12.7
19.09	26.76	19.09		Worldwide Gas Sales		49.26	45.85	(6.9)
				of which:
16.89	24.37	17.07	1.1	- Sales of consolidated subsidiaries		44.35	41.44	(6.6)
1.57	1.72	1.18	(24.8)	- Eni’s share of sales of natural gas of affiliates		3.57	2.90	(18.8)
0.63	0.67	0.84	33.3	- E&P sales in Europe and in the Gulf of Mexico		1.34	1.51	12.7
8.69	8.25	7.75	(10.8)	Electricity sales	(TWh)	17.85	16.00	(10.4)

(a) Excluding special items.
(b) Supplementary operating data is provided on page 39.

Results

In the second quarter of 2014, the Gas & Power segment reported an adjusted operating profit of euro 70 million which was significantly better than the euro 424 million operating loss registered in the second quarter of 2013 (an increase of euro 494 million).
This was driven by the renegotiations of a large portion of the long-term supply portfolio that were finalized between the fourth quarter of 2013 and June 30, 2014. The benefits of the contracts renegotiations were partially offset by continuing headwinds in the gas market as spot selling prices in Italy declined, dragged down by structural weak demand and oversupply, also triggered price revisions at certain long-term buyers. Furthermore, prices in the residential market were affected by a reduction in regulated tariffs set by the Italian Authority for Electricity and Gas, which replaced the previous oil-linked indexation mechanism of the raw material with prices quoted at spot markets, and finally margins on electricity production and sale were sharply lower, reflecting an ongoing downturn in the thermoelectric sector. The International transport activity increased slightly its operating profit (up euro 15 million).

Special items excluded from adjusted operating profit amounted to net charges of euro 29 million, which consisted of alignment to its net realization value of the deferred cost related to the pre-paid volumes of gas due to the incurrence of the take-or-pay clause (euro 31 million), other charges amounting to euro 4 million, fair-valued commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (a gain of euro 18 million), the reclassification in the adjusted operating profit of exchange rate differences and fair-valued exchange rate derivatives as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas (a loss of euro 12 million).

Adjusted net profit of the second quarter of 2014 amounted to euro 40 million, reversing the prior-year loss of euro 227 million (up euro 267 million). This reflects a better operating performance and higher results from equity-accounted entities.

In the first half of 2014, the Gas & Power segment reported an adjusted operating profit of euro 311 million reversing the prior-year loss of euro 635 million (up euro 946 million) due to the same drivers described in the quarterly disclosure as well as renegotiations of a number of gas supply contracts, the economic effects of which were retroactive to previous years. The International transport activity reduced its operating profit (down 26.9%).

Adjusted net profit of the first half of 2014 amounted to euro 197 million, increasing by euro 565 million partly offset by lower results from equity-accounted entities.

Operating review

In the second quarter of 2014, Eni’s natural gas sales were 19.09 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), in line with the second quarter of 2013. Sales in Italy increased by 11.8% to 7.27 bcm driven by higher volumes marketed at spot markets and a growth in the segment of small and middle-sized enterprises and services reflecting effective marketing policies, which were partly offset by lower sales in the industrial and residential segments. Sales in Europe of 9.01 bcm increased by 2.4% driven by higher volumes marketed in Benelux and the Iberian Peninsula due to effective marketing policies, partially offset by lower sales in France due to competitive pressure. Sales to importers in Italy decreased by 49.2% to 0.64 bcm, reflecting the lower availability of Libyan gas.

In the first half of 2014, natural gas sales amounted to 45.85 bcm, down 3.41 bcm, or 6.9% from the same period of the previous year. Sales in Italy decreased in all the reference markets to 18.45 bcm, or 3%, except for spot markets, small and middle-sized enterprises and services segment, due to an ongoing downturn in demand, competitive pressure, unusual winter weather conditions as well as a tougher trading environment for electricity sales reflecting higher use of hydroelectric and renewable sources and lower demand. Sales in Europe amounted to 21.14 bcm, down 7%, driven by lower volumes marketed in Germany/Austria and France due to competitive pressure, partially offset by higher sales in the Iberian Peninsula and Turkey due to effective marketing policies.

Electricity sales were 7.75 TWh in the second quarter of 2014, decreasing by 10.8%, from a year earlier (16 TWh, down 10.4% in the first half of 2014) due to lower volumes traded on the free market.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

(249)	387	164	..	Pro-forma adjusted EBITDA	(318)	551	..
(308)	312	89	..	Marketing	(489)	401	..
59	75	75	27.1	International transport	171	150	(12.3)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	(euro million)	First half 2013	First half 2014	% Ch.

				RESULTS
15,817	13,347	15,339	(3.0)	Net sales from operations		29,683	28,686	(3.4)
(511)	(361)	(262)	48.7	Operating profit		(541)	(623)	(15.2)
292	64	(127)		Exclusion of inventory holding (gains) losses		195	(63)
43	74	170		Exclusion of special items:		36	244
9	8	33		- environmental charges		16	41
25	53	125		- asset impairments		41	178
(2)				- gains on disposal of assets		(2)
3	1	3		- provision for redundancy incentives		4	4
(2)	(2)	1		- commodity derivatives		(2)	(1)
2	6	5		- exchange rate differences and derivatives		(19)	11
8	8	3		- other		(2)	11
(176)	(223)	(219)	(24.4)	Adjusted operating profit		(310)	(442)	(42.6)
(3)	(1)	(4)		Net finance income (expense) (a)		(3)	(5)
4	34	6		Net income (expense) from investments (a)		39	40
36	31	52		Income taxes (a)		84	83
..	..	..		Tax rate (%)		..	..
(139)	(159)	(165)	(18.7)	Adjusted net profit		(190)	(324)	(70.5)

141	111	118	(16.3)	Capital expenditure		229	229

				Global indicator refining margin
3.25	1.17	2.29	(29.5)	Standard Eni Refining Margin (SERM) (b)	($/bbl)	3.16	1.73	(45.3)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.76	4.96	4.61	(20.0)	Refining throughputs in Italy		11.76	9.57	(18.6)
6.80	5.88	5.81	(14.6)	Refining throughputs on own account		13.76	11.69	(15.0)
5.62	4.77	4.49	(20.1)	- Italy		11.45	9.26	(19.1)
1.18	1.11	1.32	11.9	- Rest of Europe		2.31	2.43	5.2
2.49	2.16	2.38	(4.4)	Retail sales		4.82	4.54	(5.8)
1.71	1.45	1.60	(6.4)	- Italy		3.36	3.05	(9.2)
0.78	0.71	0.78		- Rest of Europe		1.46	1.49	2.1
3.16	2.69	2.96	(6.3)	Wholesale sales		5.96	5.65	(5.2)
2.08	1.68	1.79	(13.9)	- Italy		3.94	3.47	(11.9)
1.08	1.01	1.17	8.3	- Rest of Europe		2.02	2.18	7.9
0.11	0.10	0.11		Wholesale sales outside Europe		0.21	0.21

(a) Excluding special items.
(b) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni's refineries against the typical raw material slate and yields.

Results

In the second quarter of 2014, the Refining & Marketing segment reported an adjusted operating loss amounting to euro 219 million, which was euro 43 million more compared to the second quarter of 2013, increasing by 24.4%. This negative trend reflected depressed refining margins in the Mediterranean region due to structural headwinds in the industry that were affected by excess capacity, weak demand for oil products and increasing competitive pressure from product streams imported from Russia, the Middle East and the USA. The negative trends in refining environment were partly counteracted by efficiency initiatives, in particular aimed at reducing energy and operating costs, as well as by asset optimizations through reduced throughputs at less competitive plants. Marketing results registered a decline compared to the same quarter of the previous year, due to lower consumption and increasing competitive pressure.

Special charges excluded from adjusted operating loss amounted to euro 170 million, mainly related to impairment losses of the retail networks in the Czech Republic and Slovakia, aligned to the expected sale price, the effect of which were partly offset by a write-up of the Eni’s interest in the refining joint venture which currently supplies the divested networks (on the whole, euro 51 million), impairment of investments made for compliance and stay-in-business purposes were completely written-off as they related certain Cash Generating Units which were impaired in previous reporting periods and continued to lack any profitability prospects (euro 43 million), environmental provisions (euro 33 million) and exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a charge of euro 5 million).

In the second quarter of 2014, adjusted net loss was euro 165 million, an increase of euro 26 million from the second quarter of 2013 due to a lower operating performance.

In the first half of 2014, the Refining & Marketing segment reported an adjusted operating loss amounting to euro 442 million, an increase of euro 132 million from the first half of 2013.

Adjusted net loss was euro 324 million, an increase of euro 134 million from the same period of 2013.

Operating review

Eni’s refining throughputs on own account for the second quarter of 2014 were 5.81 mmtonnes (11.69 mmtonnes in the first half 2014), down 14.6% from the second quarter of 2013 (down 15% from the first half of 2013). In Italy, processed volumes decreased (down 20.1% and 19.1% in the two reporting periods, respectively) due to the shutdown of the Venice Refinery for the conversion in Green Refinery, the standstill of the Gela site, as well as the standstill of the Residue Hydroconversion Unit (RHU) at Taranto site to be converted in Hydrocracking. Throughputs at the Sannazzaro Refinery increased driven by less standstills compared to the first half of 2013.
Outside Italy, Eni’s refining throughputs increased by 11.9% in the quarter (up 5.2% in the first half of the year) in Germany and the Czech Republic.

Retail sales in Italy were 1.60 mmtonnes in the second quarter of 2014 (3.05 mmtonnes in the first half of 2014), down 0.11 mmtonnes, or 6.4% (down 0.31 mmtonnes, or 9.2% in the first half of 2014), due to lower consumption of all products. In the second quarter of 2014 Eni’s market share was 26.4%, decreasing by 1.5% from the same period in 2013 (27.9%).

Wholesale sales in Italy (1.79 mmtonnes in the second quarter, 3.47 mmtonnes in the first half of 2014) decreased by 0.29 mmtonnes, or 13.9% from the second quarter of 2013 (down 11.9% in the first half of 2014), mainly due to lower sales of gasoil and fuel oil for bunkering.

Retail sales in the rest of Europe were 0.78 mmtonnes in the second quarter of 2014 (1.49 mmtonnes in the first half of 2014), unchanged from the same period of 2013 (up 2.1% compared to the first half of 2013). Higher sales in Germany and Austria were offset by lower volumes in France, Slovakia and the Czech Republic.

Wholesale sales in the Rest of Europe (1.17 mmtonnes in the second quarter of 2014; 2.18 mmtonnes in the first half of 2014) increased by 8.3% from the second quarter of 2013 (up 7.9% from the first half of 2013), mainly in Austria, France and Hungary.

Summarized Group profit and loss account

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

28,121	29,203	27,353	(2.7)	Net sales from operations	59,287	56,556	(4.6)
136	160	32	(76.5)	Other income and revenues	375	192	(48.8)
(24,219)	(23,674)	(22,388)	7.6	Operating expenses	(49,633)	(46,062)	7.2
(51)	248	155	..	Other operating income (expense)	(10)	403	..
(2,516)	(2,291)	(2,897)	(15.1)	Depreciation, depletion, amortization and impairments	(4,681)	(5,188)	(10.8)

1,471	3,646	2,255	53.3	Operating profit	5,338	5,901	10.5
(428)	(236)	(257)	40.0	Finance income (expense)	(610)	(493)	19.2
511	213	408	(20.2)	Net income from investments	632	621	(1.7)

1,554	3,623	2,406	54.8	Profit before income taxes	5,360	6,029	12.5
(1,674)	(2,286)	(1,825)	(9.0)	Income taxes	(3,925)	(4,111)	(4.7)
..	63.1	75.9		Tax rate (%)	73.2	68.2

(120)	1,337	581	..	Net profit	1,435	1,918	33.7

				of which attributable:
275	1,303	658	139.3	- Eni’s shareholders	1,818	1,961	7.9
(395)	34	(77)	80.5	- Non-controlling interest	(383)	(43)	88.8

275	1,303	658	139.3	Net profit attributable to Eni’s shareholders	1,818	1,961	7.9
203	6	5		Exclusion of inventory holding (gains) losses	210	11
98	(122)	205		Exclusion of special items	(67)	83
576	1,187	868	50.7	Adjusted net profit attributable to Eni’s shareholders (a)	1,961	2,055	4.8

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Second quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	2,791	40	(262)	(158)	164	(93)	(63)	(164)	2,255
Exclusion of inventory holding (gains) losses		1	(127)	45				89	8

Exclusion of special items:
environmental charges			33	7		26			66
asset impairments	187		125	8		3			323
net gains on disposal of assets	3				1				4
risk provisions	(5)					3	(1)		(3)
provision for redundancy incentives	10		3	3	1		6		23
commodity derivatives	1	(18)	1	(1)	(1)				(18)
exchange rate differences and derivatives	(3)	12	5	1					15
other	(3)	35	3	2		18			55

Special items of operating profit	190	29	170	20	1	50	5		465

Adjusted operating profit	2,981	70	(219)	(93)	165	(43)	(58)	(75)	2,728
Net finance (expense) income (a)	(67)	2	(4)	(1)	(2)	(3)	(225)		(300)
Net income from investments (a)	118	3	6	(2)	7		153		285
Income taxes (a)	(1,881)	(35)	52	18	(50)		49	21	(1,826)

Tax rate (%)	62.0	46.7	..		29.4				67.3
Adjusted net profit	1,151	40	(165)	(78)	120	(46)	(81)	(54)	887

of which:
- Adjusted net profit of non-controlling interest									19
- Adjusted net profit attributable to Eni’s shareholders									868

Reported net profit attributable to Eni’s shareholders									658

Exclusion of inventory holding (gains) losses									5
Exclusion of special items									205

Adjusted net profit attributable to Eni’s shareholders									868

(a) Excluding special items.

(euro million)

Second quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,383	(442)	(511)	(184)	(679)	(121)	(77)	102	1,471
Exclusion of inventory holding (gains) losses		4	292	94				(64)	326

Exclusion of special items:
environmental charges			9	2		36			47
asset impairments	39		25	6		1			71
net gains on disposal of assets	(14)		(2)						(16)
risk provisions				4		23			27
provision for redundancy incentives	9		3	1		1	1		15
commodity derivatives	(2)	133	(2)	1	1				131
exchange rate differences and derivatives	(2)	(121)	2	(6)					(127)
other	(4)	2	8			8			14

Special items of operating profit	26	14	43	8	1	69	1		162

Adjusted operating profit	3,409	(424)	(176)	(82)	(678)	(52)	(76)	38	1,959
Net finance (expense) income (a)	(62)	9	(3)		(1)	(6)	(210)		(273)
Net income from investments (a)	263	40	4	(1)	9		1		316
Income taxes (a)	(2,169)	148	36	5	21		156	(18)	(1,821)

Tax rate (%)	60.1	..	..		..				91.0
Adjusted net profit	1,441	(227)	(139)	(78)	(649)	(58)	(129)	20	181

of which:
- Adjusted net profit of non-controlling interest									(395)
- Adjusted net profit attributable to Eni’s shareholders									576

Reported net profit attributable to Eni’s shareholders									275

Exclusion of inventory holding (gains) losses									203
Exclusion of special items									98

Adjusted net profit attributable to Eni’s shareholders									576

(a) Excluding special items.

(euro million)

First half 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	6,221	653	(623)	(286)	291	(145)	(143)	(67)	5,901
Exclusion of inventory holding (gains) losses		(107)	(63)	83				102	15

Exclusion of special items:
environmental charges			41	7		26			74
asset impairments	187	1	178	7		5			378
net gains on disposal of assets	2				1				3
risk provisions	(5)					3	3		1
provision for redundancy incentives	20	1	4	3	1		1		30
commodity derivatives	2	(283)	(1)	1					(281)
exchange rate differences and derivatives	7	11	11	1					30
other	(3)	35	11	2		23			68

Special items of operating profit	210	(235)	244	21	2	57	4		303

Adjusted operating profit	6,431	311	(442)	(182)	293	(88)	(139)	35	6,219
Net finance (expense) income (a)	(134)	4	(5)	(2)	(3)	(3)	(392)		(535)
Net income from investments (a)	146	35	40	(2)	15		247		481
Income taxes (a)	(3,979)	(153)	83	33	(90)		62	(13)	(4,057)

Tax rate (%)	61.8	43.7	..		29.5				65.8
Adjusted net profit	2,464	197	(324)	(153)	215	(91)	(222)	22	2,108

of which:
- Adjusted net profit of non-controlling interest									53
- Adjusted net profit attributable to Eni’s shareholders									2,055

Reported net profit attributable to Eni’s shareholders									1,961

Exclusion of inventory holding (gains) losses									11
Exclusion of special items									83

Adjusted net profit attributable to Eni’s shareholders									2,055

(a) Excluding special items.

(euro million)

First half 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	7,435	(531)	(541)	(278)	(476)	(193)	(154)	76	5,338
Exclusion of inventory holding (gains) losses		(33)	195	123				51	336

Exclusion of special items:
environmental charges			16	2		36			54
asset impairments	39		41	6		2			88
net gains on disposal of assets	(65)		(2)		1				(66)
risk provisions		(102)		4		23			(75)
provision for redundancy incentives	10	1	4	1		1	2		19
commodity derivatives		54	(2)	1	1				54
exchange rate differences and derivatives	(9)	(39)	(19)	(4)					(71)
other	(3)	15	(2)			24	(6)		28

Special items of operating profit	(28)	(71)	36	10	2	86	(4)		31

Adjusted operating profit	7,407	(635)	(310)	(145)	(474)	(107)	(158)	127	5,705
Net finance (expense) income (a)	(125)	12	(3)	(1)	(2)	(6)	(366)		(491)
Net income from investments (a)	283	57	39	(1)	9		43		430
Income taxes (a)	(4,455)	198	84	11	(52)		197	(49)	(4,066)

Tax rate (%)	58.9	..	..		..				72.0
Adjusted net profit	3,110	(368)	(190)	(136)	(519)	(113)	(284)	78	1,578

of which:
- Adjusted net profit of non-controlling interest									(383)
- Adjusted net profit attributable to Eni’s shareholders									1,961

Reported net profit attributable to Eni’s shareholders									1,818

Exclusion of inventory holding (gains) losses									210
Exclusion of special items									(67)

Adjusted net profit attributable to Eni’s shareholders									1,961

(a) Excluding special items.

(euro million)

First quarter 2014	Exploration & Production	Gas & Power	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,430	613	(361)	(128)	127	(52)	(80)	97	3,646
Exclusion of inventory holding (gains) losses		(108)	64	38				13	7

Exclusion of special items:
environmental charges			8						8
asset impairments		1	53	(1)		2			55
net gains on disposal of assets	(1)								(1)
risk provisions							4		4
provision for redundancy incentives	10	1	1				(5)		7
commodity derivatives	1	(265)	(2)	2	1				(263)
exchange rate differences and derivatives	10	(1)	6						15
other			8			5			13

Special items of operating profit	20	(264)	74	1	1	7	(1)		(162)

Adjusted operating profit	3,450	241	(223)	(89)	128	(45)	(81)	110	3,491
Net finance (expense) income (a)	(67)	2	(1)	(1)	(1)		(167)		(235)
Net income from investments (a)	28	32	34		8		94		196
Income taxes (a)	(2,098)	(118)	31	15	(40)		13	(34)	(2,231)

Tax rate (%)	61.5	42.9	..		29.6				64.6
Adjusted net profit	1,313	157	(159)	(75)	95	(45)	(141)	76	1,221

of which:
- Adjusted net profit of non-controlling interest									34
- Adjusted net profit attributable to Eni’s shareholders									1,187

Reported net profit attributable to Eni’s shareholders									1,303

Exclusion of inventory holding (gains) losses									6
Exclusion of special items									(122)

Adjusted net profit attributable to Eni’s shareholders									1,187

(a) Excluding special items.

Breakdown of special items

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

47	8	66	Environmental charges	54	74
71	55	323	Asset impairments	88	378
(16)	(1)	4	Net gains on disposal of assets	(66)	3
27	4	(3)	Risk provisions	(75)	1
15	7	23	Provisions for redundancy incentives	19	30
131	(263)	(18)	Commodity derivatives	54	(281)
(127)	15	15	Exchange rate differences and derivatives	(71)	30
14	13	55	Other	28	68

162	(162)	465	Special items of operating profit	31	303

155	1	(43)	Net finance (income) expense	119	(42)
			of which:
127	(15)	(15)	- exchange rate differences and derivatives	71	(30)
(195)	(17)	(123)	Net income from investments	(202)	(140)
			of which:
(174)	(2)	(94)	- gains on disposal of assets	(174)	(96)
			of which:
(95)	(2)	(94)	of which: Galp	(95)	(96)
(75)			of which: Snam	(75)
(24)	56	2	Income taxes	(15)	58
			of which:
		45	- deferred tax adjustment on PSAs		45
41	10	32	- re-allocation of tax impact on intercompany dividends and other special items	41	42
(65)	46	(63)	- taxes on special items of operating profit	(56)	(17)
		(12)	- other net tax refund		(12)

98	(122)	301	Total special items of net profit	(67)	179

			Attributable to:
		96	- Non-controlling interest		96
98	(122)	205	- Eni’s shareholders	(67)	83

Net sales from operations

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

7,833	7,434	7,368	(5.9)	Exploration & Production	15,614	14,802	(5.2)
6,550	9,224	5,558	(15.1)	Gas & Power	17,415	14,782	(15.1)
15,817	13,347	15,339	(3.0)	Refining & Marketing	29,683	28,686	(3.4)
1,520	1,402	1,402	(7.8)	Versalis	3,063	2,804	(8.5)
2,012	2,891	3,075	52.8	Engineering & Construction	5,001	5,966	19.3
26	15	19	(26.9)	Other activities	48	34	(29.2)
354	329	342	(3.4)	Corporate and financial companies	680	671	(1.3)
202	(13)	(18)		Impact of unrealized intragroup profit elimination	(27)	(31)
(6,193)	(5,426)	(5,732)		Consolidation adjustments	(12,190)	(11,158)
28,121	29,203	27,353	(2.7)		59,287	56,556	(4.6)

Operating expenses

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

22,866	22,333	21,013	(8.1)	Purchases, services and other	47,047	43,346	(7.9)
74	12	63		of which: other special items	(21)	75
1,353	1,341	1,375	1.6	Payroll and related costs	2,586	2,716	5.0
15	7	23		of which: provision for redundancy incentives and other	19	30
24,219	23,674	22,388	(7.6)		49,633	46,062	(7.2)

Depreciation, depletion, amortization and impairments

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

2,058	1,870	2,204	7.1	Exploration & Production	3,811	4,074	6.9
88	84	80	(9.1)	Gas & Power	198	164	(17.2)
88	73	67	(23.9)	Refining & Marketing	169	140	(17.2)
21	23	26	23.8	Versalis	42	49	16.7
181	176	186	2.8	Engineering & Construction	356	362	1.7
16	16	17	6.3	Corporate and financial companies	30	33	10.0
(7)	(6)	(6)		Impact of unrealized intragroup profit elimination	(13)	(12)
2,445	2,236	2,574	5.3	Total depreciation, depletion and amortization	4,593	4,810	4.7

71	55	323	..	Impairments	88	378	..

2,516	2,291	2,897	15.1		4,681	5,188	10.8

Net income from investments

(euro million) First half of 2014	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	57	35	6	15	(2)	111
Dividends	86		34		54	174
Net gains on disposal				3	96	99
Other income (expense), net	1	12	31		193	237

	144	47	71	18	341	621

Income taxes

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014	Change

			Profit before income taxes
(1,240)	454	(154)	Italy	(1,156)	300	1,456
2,794	3,169	2,560	Outside Italy	6,516	5,729	(787)
1,554	3,623	2,406		5,360	6,029	669
			Income taxes
(256)	244	(30)	Italy	(160)	214	374
1,930	2,042	1,855	Outside Italy	4,085	3,897	(188)
1,674	2,286	1,825		3,925	4,111	186
			Tax rate (%)
..	53.7	..	Italy	..	71.3	..
69.1	64.4	72.5	Outside Italy	62.7	68.0	5.3
..	63.1	75.9		73.2	68.2	(5.0)

Adjusted net profit

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

1,441	1,313	1,151	(20.1)	Exploration & Production	3,110	2,464	(20.8)
(227)	157	40	..	Gas & Power	(368)	197	..
(139)	(159)	(165)	(18.7)	Refining & Marketing	(190)	(324)	(70.5)
(78)	(75)	(78)		Versalis	(136)	(153)	(12.5)
(649)	95	120	..	Engineering & Construction	(519)	215	..
(58)	(45)	(46)	20.7	Other activities	(113)	(91)	19.5
(129)	(141)	(81)	37.2	Corporate and financial companies	(284)	(222)	21.8
20	76	(54)		Impact of unrealized intragroup profit elimination (a)	78	22
181	1,221	887	..		1,578	2,108	33.6
				Attributable to:
576	1,187	868	50.7	- Eni’s shareholders	1,961	2,055	4.8
(395)	34	19	..	- Non-controlling interest	(383)	53	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2013	March 31, 2014	June 30, 2014	Change vs. Dec. 31, 2013	Change vs. March 31, 2014

Total debt	25,560	25,710	26,262	702	552
Short-term debt	4,685	3,740	6,295	1,610	2,555
Long-term debt	20,875	21,970	19,967	(908)	(2,003)
Cash and cash equivalents	(5,431)	(6,724)	(6,518)	(1,087)	206
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,042)	(5,028)	9	14
Financing receivables for non-operating purposes	(129)	(145)	(115)	14	30

Net borrowings	14,963	13,799	14,601	(362)	802

Shareholders’ equity including non-controlling interest	61,049	62,399	61,261	212	(1,138)
Leverage	0.25	0.22	0.24	(0.01)	0.02

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. n. DEM/6064293 of 2006).

Bonds maturing in the 18-month period starting on June 30, 2014

(euro million)

Issuing entity	Amount at June 30, 2014 (a)

Eni SpA	3,005
Eni Finance International SA	218

3,223

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the first half of 2014 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at June 30, 2014 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	1,007	2029	fixed	3.625

			1,007

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

GROUP BALANCE SHEET

(euro million)

Jan. 1, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014

	ASSETS
	Current assets
7,936	Cash and cash equivalents	5,431	6,724	6,518
	Other financial activities held for trading	5,004	5,008	5,020
237	Other financial assets available for sale	235	266	244
28,618	Trade and other receivables	28,890	31,259	28,246
8,578	Inventories	7,939	7,448	8,257
771	Current tax assets	802	768	730
1,239	Other current tax assets	835	880	897
1,617	Other current assets	1,325	2,714	3,351

48,996		50,461	55,067	53,263
	Non-current assets
64,798	Property, plant and equipment	63,763	64,195	65,913
2,541	Inventory - compulsory stock	2,573	2,555	2,457
4,487	Intangible assets	3,876	3,826	3,707
3,453	Equity-accounted investments	3,153	3,181	3,112
5,085	Other investments	3,027	3,121	2,412
913	Other financial assets	858	825	975
5,005	Deferred tax assets	4,658	4,500	4,579
4,398	Other non-current receivables	3,676	3,180	2,995

90,680		85,584	85,383	86,150
516	Assets held for sale	2,296	12	663

140,192	TOTAL ASSETS	138,341	140,462	140,076

	LIABILITIES AND SHAREHOLDERS’ EQUITY
	Current liabilities
2,032	Short-term debt	2,553	2,978	3,238
3,015	Current portion of long-term debt	2,132	762	3,057
23,666	Trade and other payables	23,701	22,518	21,231
1,633	Income taxes payable	755	797	845
2,188	Other taxes payable	2,291	3,054	2,477
1,418	Other current liabilities	1,437	2,295	2,760

33,952		32,869	32,404	33,608
	Non-current liabilities
19,145	Long-term debt	20,875	21,970	19,967
13,567	Provisions for contingencies	13,120	13,220	14,465
1,407	Provisions for employee benefits	1,279	1,274	1,302
6,745	Deferred tax liabilities	6,750	6,997	7,138
2,598	Other non-current liabilities	2,259	2,198	2,114

43,462		44,283	45,659	44,986
361	Liabilities directly associated with assets held for sale	140		221

77,775	TOTAL LIABILITIES	77,292	78,063	78,815

	SHAREHOLDERS’ EQUITY
3,357	Non-controlling interest	2,839	2,831	2,759
	Eni shareholders’ equity:
4,005	Share capital	4,005	4,005	4,005
(16)	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(154)	19	19
49,438	Other reserves	51,393	54,593	52,920
(201)	Treasury shares	(201)	(352)	(403)
(1,956)	Interim dividend	(1,993)
7,790	Net profit	5,160	1,303	1,961

59,060	Total Eni shareholders’ equity	58,210	59,568	58,502
62,417	TOTAL SHAREHOLDERS’ EQUITY	61,049	62,399	61,261
140,192	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,341	140,462	140,076

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

			REVENUES
28,121	29,203	27,353	Net sales from operations	59,287	56,556
136	160	32	Other income and revenues	375	192
28,257	29,363	27,385	Total revenues	59,662	56,748

			OPERATING EXPENSES
22,866	22,333	21,013	Purchases, services and other	47,047	43,346
1,353	1,341	1,375	Payroll and related costs	2,586	2,716
(51)	248	155	OTHER OPERATING (EXPENSE) INCOME	(10)	403

2,516	2,291	2,897	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	4,681	5,188

1,471	3,646	2,255	OPERATING PROFIT	5,338	5,901

			FINANCE INCOME (EXPENSE)
1,276	1,553	1,808	Finance income	3,214	3,361
(1,656)	(1,744)	(2,093)	Finance expense	(3,805)	(3,837)
	4	12	Income (expense) from other financial activities held for trading		16
(48)	(49)	16	Derivative financial instruments	(19)	(33)
(428)	(236)	(257)		(610)	(493)

			INCOME (EXPENSE) FROM INVESTMENTS
117	66	45	Share of profit (loss) of equity-accounted investments	161	111
394	147	363	Other gain (loss) from investments	471	510
511	213	408		632	621

1,554	3,623	2,406	PROFIT BEFORE INCOME TAXES	5,360	6,029
(1,674)	(2,286)	(1,825)	Income taxes	(3,925)	(4,111)

(120)	1,337	581	Net profit	1,435	1,918

			Attributable to:
275	1,303	658	- Eni’s shareholders	1,818	1,961
(395)	34	(77)	- Non-controlling interest	(383)	(43)

			Net profit per share (euro per share)
0.07	0.36	0.18	- basic	0.50	0.54
0.07	0.36	0.18	- diluted	0.50	0.54

COMPREHENSIVE INCOME

(euro million)

First half 2013	First half 2014

Net profit	1,435	1,918
Other items of comprehensive income
Foreign currency translation differences	157	423
Fair value evaluation of Eni’s interest in Galp and Snam	(100)	(77)
Change in the fair value of cash flow hedging derivatives	3	250
Change in the fair value of available-for-sale securities	(2)	5
Share of "Other comprehensive income" on equity-accounted entities	2	(1)
Taxation		(77)

	60	523

Total comprehensive income	1,495	2,441
attributable to:
- Eni’s shareholders	1,889	2,475
- Non-controlling interest	(394)	(34)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2013		61,049
Total comprehensive income	2,441
Dividends distributed to Eni’s shareholders	(1,986)
Dividends distributed by consolidated subsidiaries	(48)
Purchase of Eni’s treasury share	(202)
Other changes	7

Total changes		212

Shareholders’ equity at June 30, 2014		61,261

attributable to:
- Eni’s shareholders		58,502
- Non-controlling interest		2,759

GROUP CASH FLOW STATEMENT

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

(120)	1,337	581	Net profit	1,435	1,918
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,445	2,236	2,574	Depreciation, depletion and amortization	4,593	4,810
71	55	323	Impairments of tangible and intangible assets, net	88	378
(117)	(66)	(45)	Share of loss of equity-accounted investments	(161)	(111)
(117)	(5)	(15)	Gain on disposal of assets, net	(168)	(20)
(271)	(36)	(138)	Dividend income	(306)	(174)
(28)	(31)	(44)	Interest income	(59)	(75)
187	171	180	Interest expense	374	351
1,674	2,286	1,825	Income taxes	3,925	4,111
185	(111)	(32)	Other changes	167	(143)
			Changes in working capital:
423	502	(784)	- inventories	684	(282)
3,246	(1,359)	2,933	- trade receivables	(385)	1,574
(3,391)	(733)	(1,308)	- trade payables	(1,889)	(2,041)
145	90	(62)	- provisions for contingencies	(292)	28
31	(234)	(734)	- other assets and liabilities	1,828	(968)
454	(1,734)	45	Cash flow from changes in working capital	(54)	(1,689)
9	(2)	6	Net change in the provisions for employee benefits	16	4
375	107	237	Dividends received	409	344
37	17	9	Interest received	57	26
(255)	(193)	(132)	Interest paid	(694)	(325)
(2,528)	(1,880)	(1,785)	Income taxes paid, net of tax receivables received	(4,807)	(3,665)
2,001	2,151	3,589	Net cash provided from operating activities	4,815	5,740
			Investing activities:
(2,282)	(2,210)	(2,542)	- tangible assets	(4,902)	(4,752)
(543)	(335)	(437)	- intangible assets	(1,045)	(772)
	(15)	(21)	- consolidated subsidiaries and businesses	(28)	(36)
(63)	(45)	(112)	- investments	(148)	(157)
(8)	(64)	16	- securities	(18)	(48)
(161)	(484)	(35)	- financing receivables	(482)	(519)
220	(114)	272	- change in payables and receivables in relation to investments and capitalized depreciation	139	158
(2,837)	(3,267)	(2,859)	Cash flow from investments	(6,484)	(6,126)
			Disposals:
134		7	- tangible assets	186	7
4			- intangible assets	4
			- consolidated subsidiaries and businesses
2,252	2,177	830	- investments	2,275	3,007
8	35	5	- securities	27	40
(21)	468	(160)	- financing receivables	1,260	308
29	(19)	25	- change in payables and receivables in relation to disposals	51	6
2,406	2,661	707	Cash flow from disposals	3,803	3,368
(431)	(606)	(2,152)	Net cash used in investing activities (*)	(2,681)	(2,758)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

1,606	2,241	236	Proceeds from long-term debt	2,594	2,477
(3,213)	(2,666)	(127)	Repayments of long-term debt	(3,314)	(2,793)
6	369	295	Increase (decrease) in short-term debt	928	664
(1,601)	(56)	404		208	348
		1	Net capital contributions by non-controlling interest		1
			Disposal (acquisition) of interests in consolidated subsidiaries	(25)
(1,956)		(1,986)	Dividends paid to Eni’s shareholders	(1,956)	(1,986)
(172)	(44)	(4)	Dividends paid to non-controlling interests	(210)	(48)
	(151)	(51)	Net purchase of treasury shares		(202)
(3,729)	(251)	(1,636)	Net cash used in financing activities	(1,983)	(1,887)
		2	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		2
(28)	(1)	(9)	Effect of exchange rate changes on cash and cash equivalents and other changes	(13)	(10)
(2,187)	1,293	(206)	Net cash flow for the period	138	1,087
10,261	5,431	6,724	Cash and cash equivalents - beginning of the period	7,936	5,431
8,074	6,724	6,518	Cash and cash equivalents - end of the period	8,074	6,518

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

			Financing investments:
	(28)	25	- securities		(3)
26	(67)	(22)	- financing receivables	(142)	(89)
26	(95)	3		(142)	(92)
			Disposal of financing investments:
8	27		- securities	22	27
(14)	51	50	- financing receivables	1,074	101
(6)	78	50		1,096	128
20	(17)	53	Net cash flows from financing activities	954	36

SUPPLEMENTAL INFORMATION

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

		Effect of investment of companies included in consolidation and businesses
60	36	Current assets	26	96
32	233	Non-current assets	27	265
(19)		Net borrowings	(5)	(19)
(43)	(248)	Current and non-current liabilities	(19)	(291)
30	21	Net effect of investments	29	51
		Non-controlling interest
(15)		Fair value of investments held before the acquisition of control		(15)
		Sale of unconsolidated entities controlled by Eni
15	21	Purchase price	29	36
		less:
		Cash and cash equivalents	(1)
15	21	Cash flow on investments	28	36

CAPITAL EXPENDITURE

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

2,563	2,111	2,577	0.5	Exploration & Production	4,893	4,688	(4.2)
478	298	399	(16.5)	- exploration	944	697	(26.2)
2,063	1,784	2,160	4.7	- development	3,907	3,944	0.9
22	29	18	(18.2)	- other expenditure	42	47	11.9
57	28	47	(17.5)	Gas & Power	83	75	(9.6)
49	27	42	(14.3)	- Marketing	74	69	(6.8)
8	1	5	(37.5)	- International transport	9	6	(33.3)
141	111	118	(16.3)	Refining & Marketing	229	229
120	84	97	(19.2)	- Refinery, supply and logistics	183	181	(1.1)
21	27	21		- Marketing	46	48	4.3
58	58	67	15.5	Versalis	111	125	12.6
151	204	125	(17.2)	Engineering & Construction	490	329	(32.9)
4	2	5	25.0	Other activities	5	7	40.0
45	23	23	(48.9)	Corporate and financial companies	107	46	(57.0)
(194)	8	17		Impact of unrealized intragroup profit elimination	29	25

2,825	2,545	2,979	5.5		5,947	5,524	(7.1)

In the first half of 2014 capital expenditure amounted to euro 5,524 million (euro 5,947 million in the first half of 2013) relating mainly to:
-	development activities deployed mainly in Norway, the United States, Angola, Italy, Congo, Nigeria, Kazakhstan and Egypt, exploratory activities of which 98% was spent outside Italy, primarily in Nigeria, Mozambique, the United States, Angola, Liberia and Norway;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 329 million);
-	Refining, supply and logistics in Italy and outside Italy (euro 181 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade and rebranding of the refined product retail network in Italy and in the rest of Europe (euro 48 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 40 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

196	206	229	16.8	Italy	393	435	10.7
556	370	416	(25.2)	Rest of Europe	1,139	786	(31.0)
196	186	236	20.4	North Africa	388	422	8.8
875	769	911	4.1	Sub-Saharan Africa	1,606	1,680	4.6
164	113	129	(21.3)	Kazakhstan	324	242	(25.3)
318	194	279	(12.3)	Rest of Asia	527	473	(10.2)
230	250	358	55.7	America	481	608	26.4
28	23	19	(32.1)	Australia and Oceania	35	42	20.0

2,563	2,111	2,577	0.5		4,893	4,688	(4.2)

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

1,648	1,583	1,584	Production of oil and natural gas (a) (b)	(kboe/d)	1,624	1,583
181	182	179	Italy		181	180
151	192	195	Rest of Europe		154	193
598	542	549	North Africa		576	546
322	324	321	Sub-Saharan Africa		317	322
105	102	90	Kazakhstan		104	96
150	96	104	Rest of Asia		145	100
110	117	120	America		115	119
31	28	26	Australia and Oceania		32	27
140.3	134.7	133.0	Production sold (a)	(mmboe)	276.1	267.7

PRODUCTION OF LIQUIDS BY REGION

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

845	822	813	Production of liquids (a)	(kbbl/d)	832	817
67	75	72	Italy		65	73
76	97	94	Rest of Europe		77	95
259	246	236	North Africa		257	241
240	232	227	Sub-Saharan Africa		239	229
68	59	54	Kazakhstan		64	56
57	29	41	Rest of Asia		51	36
67	77	83	America		68	80
11	7	6	Australia and Oceania		11	7

PRODUCTION OF NATURAL GAS BY REGION

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

4,410	4,182	4,234	Production of natural gas (a) (b)	(mmcf/d)	4,350	4,208
628	590	587	Italy		637	588
413	521	557	Rest of Europe		423	540
1,859	1,630	1,718	North Africa		1,753	1,674
451	508	512	Sub-Saharan Africa		433	510
199	236	201	Kazakhstan		216	219
509	367	342	Rest of Asia		519	354
241	216	204	America		258	210
110	114	113	Australia and Oceania		111	113

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (556 and 453 mmcf/d in the second quarter 2014 and 2013, respectively, 479 and 415 mmcf/d in the first half 2014 and 2013, respectively and 401 mmcf/d in the first quarter 2014).

Gas & Power

NATURAL GAS SALES BY MARKET

(bcm)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	% Ch. II Q. 14 vs. II Q. 13	First half 2013	First half 2014	% Ch.

6.50	11.18	7.27	11.8	ITALY	19.03	18.45	(3.0)
0.67	1.43	1.00	49.3	- Wholesalers	3.07	2.43	(20.8)
1.86	3.79	2.57	38.2	- Italian exchange for gas and spot markets	4.64	6.36	37.1
1.64	1.20	1.22	(25.6)	- Industries	3.34	2.42	(27.5)
0.12	0.62	0.31	..	- Medium-sized enterprises and services	0.57	0.93	63.2
0.27	0.45	0.34	25.9	- Power generation	1.02	0.79	(22.5)
0.65	2.21	0.56	(13.8)	- Residential	3.54	2.77	(21.8)
1.29	1.48	1.27	(1.6)	- Own consumption	2.85	2.75	(3.5)
12.59	15.58	11.82	(6.1)	INTERNATIONAL SALES	30.23	27.40	(9.4)
10.06	13.32	9.65	(4.1)	Rest of Europe	25.20	22.97	(8.8)
1.26	1.19	0.64	(49.2)	- Importers in Italy	2.48	1.83	(26.2)
8.80	12.13	9.01	2.4	- European markets	22.72	21.14	(7.0)
1.18	1.52	1.34	13.6	Iberian Peninsula	2.42	2.86	18.2
1.65	2.15	1.63	(1.2)	Germany/Austria	4.48	3.78	(15.6)
1.93	2.33	2.18	13.0	Benelux	4.79	4.51	(5.8)
0.23	0.68	0.22	(4.3)	Hungary	1.09	0.90	(17.4)
0.59	0.89	0.64	8.5	UK	1.86	1.53	(17.7)
1.46	1.99	1.54	5.5	Turkey	3.25	3.53	8.6
1.60	2.38	1.41	(11.9)	France	4.36	3.79	(13.1)
0.16	0.19	0.05	(68.8)	Other	0.47	0.24	(48.9)
1.90	1.59	1.33	(30.0)	Extra European markets	3.69	2.92	(20.9)
0.63	0.67	0.84	33.3	E&P sales in Europe and in the Gulf of Mexico	1.34	1.51	12.7
19.09	26.76	19.09		WORLDWIDE GAS SALES	49.26	45.85	(6.9)

Chemicals

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

			Sales of petrochemical products	(euro million)
735	627	608	Intermediates		1,418	1,235
724	737	740	Polymers		1,531	1,477
61	38	54	Other revenues		114	92

1,520	1,402	1,402			3,063	2,804

			Production	(ktonnes)
914	832	756	Intermediates		1,808	1,588
614	609	604	Polymers		1,217	1,213

1,528	1,441	1,360			3,025	2,801

Engineering & Construction

(euro million)

Second Quarter 2013	First Quarter 2014	Second Quarter 2014	First half 2013	First half 2014

			Orders acquired
3,138	2,711	5,527	Engineering & Construction Offshore	4,038	8,238
707	973	3,355	Engineering & Construction Onshore	1,635	4,328
8	81	61	Offshore Drilling	913	142
60	135	289	Onshore Drilling	118	424

3,913	3,900	9,232		6,704	13,132

(euro million)	Dec. 31, 2013	June 30, 2014

Order backlog	17,065	24,215

Eni strengthens its strategic objectives

  Confirmed hydrocarbon production goal of 3% average annual growth to 2017, thanks to the accelerated development of new discoveries
  Breakeven for G&P businesses brought forwards to 2014 on renegotiation of long-term gas contracts and strong performance of trading, LNG and power
  Cash breakeven target for R&M activities confirmed by end 2015 despite worsening market conditions, thanks to higher capacity reductions (-50% from -35%)
  Increased value from disposals: euro 11 bn compared to the previous target of euro 9 billion
  Launched cost reduction plan, targeting cumulated savings of euro 1.7 bn by 2017
  Operating cash flow to grow from euro 11 bn in 2013 to more than euro 15 bn on average in the 2014-15 period (an increase of over 40%)
  Average annual free cash flow in 2014-2015 to be 20% higher than in 2013

London, July 31, 2014 - Claudio Descalzi, Eni’s CEO, is today updating the financial community on Eni’s medium term strategy and objectives.
In the context of the continuing deterioration of the European market, Eni's strategy is focused on growing cash flow generation by creating value in upstream, accelerating the restructuring of its gas and refining activities and reducing costs.
Average operating cash flow in the 2014-2015 period will be in excess of euro 15 billion, more than 40% higher than the euro 11 billion generated in 2013.

Exploration & Production activities
Leveraging its significant exploration success, Eni confirms a 3% increase in average annual hydrocarbon production between 2014 and 2017.

Eni will maximize the value of its portfolio through the:

  timely development of new fields; in the 2014-2015 period, Eni will complete 15 projects that will contribute more than 70% of the new production targeted by 2017;
  accelerated development of recent oil discoveries in Congo, Egypt and Nigeria, which will partially offset the impact of Kashagan and Angola LNG delays;
  value creation from exploration, where Eni has a strategy of high initial exposure and subsequent dilution upon exploration success and appreciation of the asset.

Gas & Power activities
Thanks to the renegotiation of long-term gas contracts and the strong performance of its business segments, Eni has brought forward operating profit and cash flow breakeven for the gas & power sector to 2014, despite deteriorating market conditions. The company continues to pursue the realignment of its gas supply to market prices. This is currently 60% complete and, as expected, will be fully achieved by 2016. Recent negotiations will also enable the full recovery by 2017 of gas pre-paid under take-or-pay contracts, with a cash benefit of euro 1.9 bn.

Refining & Marketing activities
In a market characterized by a continuous margin decline and by excess European refining capacity, Eni has increased its capacity reduction goal from 35% to over 50%. This will be achieved by converting part of its plants in Italy and further reductions in the company’s presence across Europe. Eni is therefore able to confirm R&M operating cash flow breakeven by the end of 2015 and ebit breakeven by 2016, despite the worsening scenario.

Corporate Structure
Eni has introduced a new organizational structure with even greater focus on oil & gas business priorities and on the centralization of technical and staff services. In this context the shareholding in Saipem is not considered core. Eni is therefore examining a range of options, with the support of a financial advisor, and will update the market as appropriate. In the meanwhile, Eni maintains debt funding for Saipem, adding to its financial solidity.

Cost reduction program
Eni has started a cost reduction program that focuses primarily on reducing business support expenses. Combined with the efficiencies created by the recent reorganization, this program will save euro 250 million in 2014 and an aggregate of euro 1.7 billion in the 2014-17 period.

Optimizing asset portfolio
Thanks to recent exploration discoveries and to a greater focus on its core business, Eni is able to increase its 2014-17 divestiture program by euro 2 billion for a total of euro 11 billion, of which euro 6 billion to be achieved between 2014 and 2015.

Cash flow
Average annual operating cash flow in 2014-2015 will be higher than euro 15 billion, an improvement on the target announced in February. This compares to the euro 11 billion generated in 2013. Upstream growth, the turnaround in mid-downstream activities, rigorous control of costs and investments, and planned divestments will lead to a 20% increase in average annual free cash flow for the 2014-2015 period when compared to last year.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
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investor.relations@eni.com

Web site: www.eni.com